UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2003

CAMTEK LTD.
(Translation of Registrant's Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐	Form No ☒

        Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release of the registrant, dated May 15, 2003, announcing the consolidated financial results of operation for the quarter ended March 31, 2003.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: May 15, 2003

EXHIBIT INDEX

99.1	Press release, dated May 15, 2003

Exhibit 99.1

FOR IMMEDIATE RELEASE

CAMTEK CONTACT:
Moshe Amit
+972-4-604-8308
+972-4-654-1083 (fax)
mosheamit@camtek.co.il

CAMTEK LTD ANNOUNCES 2003 FIRST QUARTER RESULTS

Q1 Revenues $5.8 Million Within Guidance; Revenues Increase 24% from Previous Quarter; Loss Per Share $(0.05); Gross Profit Margin of 39.7%; Decrease in Inventories and Receivables; Net Cash Reserve Increased to $14.2 Million

MIGDAL HAEMEK, Israel – May 15, 2003 — Camtek Ltd. (NASDAQ:CAMT), today announced results for the first quarter ended March 31, 2003.

Sales for the first quarter of 2003 were $5.8 million compared to $4.7 million in the first and fourth quarters of 2002. Gross profit margins for the first quarter of 2003 were 39.7% compared to 37.1% for the first quarter of 2002, and 33.9% in the fourth quarter of 2002. Selling, general and administrative expenses decreased to $2.0 million from $3.0 million in the first quarter of 2002 and $2.7 million in the fourth quarter of 2002. The company reported a net loss for the first quarter of $(1.3) million or $(0.05) loss per share. This compares with a net loss of $(3.1) million, or $(0.14) loss per share in the first quarter of 2002, and a net loss of $(3.4) million or $(0.13) loss per share in the fourth quarter of 2002. Successful implementation of tight inventories control and effective collection activity resulted in a significant decrease in inventory and receivable levels.

“The results of the first quarter are in line with our guidance and expectations, reflecting the flat level of demand in our marketplace. Our on-going cost control measures continue to bring us closer toward breaking even and profitability, while we follow our strategy of continuous enhancements of our product performance and specifications” said Rafi Amit, Camtek Chief Executive Officer.
Mr.     Amit continued: “We have recently introduced the Dragon, our new fully automated AOI system, which attracted significant interest from mass production PCB manufacturers. We are also planning to introduce new products for the microelectronics industry in the near future. These new products are the result of extensive R&D efforts, intended to improve our competitive position and meet expected demands when the industries we serve begin to recover”.
“We are watching closely the developments concerning the spread of the SARS epidemic” Said Mr. Amit. “So far, the SARS has not impacted our customers’ activities and purchasing habits, or our ability to serve their needs”. “Based on the current overall activity level and slight increase in Asia, we estimate that our revenues in the next quarter will be in the range of $5 – 7 million”.

Camtek also informed that the Israeli Securities Authority has notified Camtek that, following the transfer of Camtek’s securities to the Nasdaq SmallCap Market (SCM), Camtek is required to provide disclosure in Israel in accordance with the provisions of Chapter F of the Securities law, 1968 (similar to the requirements of a company listed only on the Tel Aviv Stock Exchange). Based on the advice of its Israeli legal counsel, Camtek continues to believe that, notwithstanding the transfer of its securities to the Nasdaq SmallCap Market, it is entitled to report in accordance with the provisions of Chapter E3 of the Securities Law. In light of the foregoing, Camtek is considering its alternatives, including submitting the matter to the courts or delisting its shares from the Tel Aviv Stock Exchange.

ABOUT CAMTEK LTD.
Camtek Ltd., designs, develops, manufactures, and markets technologically advanced and cost-effective intelligent optical inspection systems and related software products, used to enhance processes and yields for the printed circuit boards, semiconductor packaging and microelectronics industries. Camtek is a public company since 2000, with headquarters in Migdal Ha’Emek, Israel and subsidiaries in the U.S., Europe, Japan, and East Asia. This press release is available at www.camtek.co.il

        This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

(Tables Below)

CAMTEK LTD.
Consolidated Balance Sheets
(in thousands US$, except share data)

	December 31,	March 31,
	2002	2003
ASSETS
Current assets:
Cash and cash equivalents	2,898	14,902
Marketable securities	10,912	-
Accounts receivable - trade (net of allowance of $2,387 and $2,164)	10,585	9,133
Inventories	12,028	10,883
Due from affiliates	519	1,041
Other current assets	1,497	1,316

Total current assets	38,439	37,275

Fixed assets, net	10,509	10,319

	48,948	47,594

LIABILITIES
Current liabilities:
Short-term bank credit	39	747
Accounts payable	3,007	2,310
Other current liabilities	5,196	5,186

Total current liabilities	8,242	8,243

Long term loans	12	-
Accrued severance pay, net of amounts funded	378	380

	8,632	8,623

SHAREHOLDERS' EQUITY
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
issued 28,065,038 shares in 2002 and in 2003	125	125
Additional paid-in capital	43,266	43,185
Unearned portion of compensatory stock options	(121)	(56)
Accumulated other comprehensive (loss) income:
Unrealized holding (loss) gain on marketable securities	(8)	-
Retained earnings	(1,953)	(3,290)
Treasury stock (1,011,619 shares)	(993)	(993)

	40,316	38,971

	48,948	47,594

CAMTEK LTD.
Consolidated Statements of Operations
(in thousands US$, except per share data)

	Year ended December 31,	Three months ended March 31,
	2002	2002	2003
	Audited	Unaudited	Unaudited

Revenues	22,593	4,654	5,804
Cost of revenues	13,641	2,927	3,497
Write off - Inventory	1,805	-	-

Gross profit	7,147	1,727	2,307

Research and development costs	7,194	1,971	1,581
Selling, general and administrative expenses	11,057	2,953	1,991

Operating income (loss)	(11,104)	(3,197)	(1,265)
Financial and other income (expenses), net	331	108	(72)

Income (loss) before income taxes	(10,773)	(3,089)	(1,337)

Provision for income taxes	(519)	20	-

Net income (loss)	(11,292)	(3,069)	(1,337)

Earnings (losses) per ordinary share:
Basic	(0.47)	(0.14)	(0.05)

Diluted	(0.47)	(0.14)	(0.05)

Weighted average number of
ordinary shares outstanding:
Basic	24,166	21,883	27,053

Diluted	24,166	21,883	27,053